# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Personalis, Inc., CIK 0001527753
CUSIP: 71535D106
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 6600 Dumbarton Circle, Fremont, California (CA), 94555
Date of event which requires filing of this statement: 06/08/2026
Filed by CIK 0001805207
Persons authorized to receive notices and communications: Brett Nissenberg, c/o Lightspeed Venture Partners, 2200 Sand Hill Road, Menlo Park, California (CA), 94025, 650-234-8300

## Reporting persons
- Lightspeed Venture Partners Select IV, L.P. (CIK 0001805207): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: working capital (WC); shared voting power 2,084,240; shared dispositive power 2,084,240; aggregate amount beneficially owned 2,084,240 (2% of the class)
- Lightspeed General Partner Select IV, L.P. (CIK 0001813995): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,084,240; sole dispositive power 0; shared dispositive power 2,084,240; aggregate amount beneficially owned 2,084,240 (2% of the class)
- Lightspeed Ultimate General Partner Select IV, L.L.C. (CIK 0001813999): type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,084,240; sole dispositive power 0; shared dispositive power 2,084,240; aggregate amount beneficially owned 2,084,240 (2% of the class)
- Lightspeed Venture Partners Select, L.P. (CIK 0001602575): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 1,958,726; sole dispositive power 0; shared dispositive power 1,958,726; aggregate amount beneficially owned 1,958,726 (1.9% of the class)
- Lightspeed General Partner Select, L.P. (CIK 0001700551): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,958,726; sole dispositive power 0; shared dispositive power 1,958,726; aggregate amount beneficially owned 1,958,726 (1.9% of the class)
- Lightspeed Ultimate General Partner Select, Ltd. (CIK 0001700544): type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,958,726; sole dispositive power 0; shared dispositive power 1,958,726; aggregate amount beneficially owned 1,958,726 (1.9% of the class)
- Lightspeed Venture Partners VIII, L.P. (CIK 0001435573): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 2,058,884; sole dispositive power 0; shared dispositive power 2,058,884; aggregate amount beneficially owned 2,058,884 (2% of the class)
- Lightspeed General Partner VIII, L.P. (CIK 0001522569): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,058,884; sole dispositive power 0; shared dispositive power 2,058,884; aggregate amount beneficially owned 2,058,884 (2% of the class)
- Lightspeed Ultimate General Partner VIII, Ltd. (CIK 0001522568): type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,058,884; sole dispositive power 0; shared dispositive power 2,058,884; aggregate amount beneficially owned 2,058,884 (2% of the class)
- LSVP VIII Trust: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,058,884; sole dispositive power 0; shared dispositive power 2,058,884; aggregate amount beneficially owned 2,058,884 (2% of the class)
- Lightspeed Trustee VIII, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,058,884; sole dispositive power 0; shared dispositive power 2,058,884; aggregate amount beneficially owned 2,058,884 (2% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Personalis, Inc.
Address of issuer's principal executive offices: 6600 Dumbarton Circle, Fremont, California (CA), 94555
Comment: This Amendment No. 3 (this "Amendment No. 3" or this "Schedule 13D/A") amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") on August 24, 2020, and amended on March 7, 2022 and June 28, 2024 (as amended, the "Statement") by Lightspeed Venture Partners VIII, L.P. ("Lightspeed VIII"), Lightspeed General Partner VIII, L.P. ("LGP VIII"), Lightspeed Ultimate General Partner VIII, Ltd. ("LUGP VIII"), Lightspeed Venture Partners Select, L.P. ("Lightspeed Select"), Lightspeed General Partner Select, L.P. ("LGP Select"), Lightspeed Ultimate General Partner Select, Ltd. ("LUGP Select"), Lightspeed Venture Partners Select IV, L.P. ("Lightspeed Select IV"), Lightspeed General Partner Select IV, L.P. ("LGP Select IV"), Lightspeed Ultimate General Partner Select IV, L.L.C. ("LUGP Select IV"), LSVP VIII Trust ("Lightspeed VIII Trust"), Lightspeed Trustee VIII, LLC ("Lightspeed VIII Trustee"), Barry Eggers, Ravi Mhatre, Peter Y. Nieh and Arif Janmohamed. Unless otherwise defined herein, capitalized terms used in this Amendment No. 3 shall have the meanings ascribed to them in the Statement. Unless amended or supplemented below, the information in the Statement remains unchanged.

## Item 2. Identity and Background
Name of person filing: This Schedule 13D/A is being filed on behalf of Lightspeed Select IV, LGP Select IV, LUGP Select IV, Lightspeed Select, LGP Select, LUGP Select, Lightspeed VIII, LGP VIII, LUGP VIII, Lightspeed VIII Trust, and Lightspeed VIII Trustee. The foregoing entities are collectively referred to herein as the "Reporting Persons." The agreement among the Reporting Persons to file this Schedule 13D jointly in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended, (the "Act") is attached hereto as Exhibit 99.1.
Residence or business address: The address of the principal business office of each of the Reporting Persons is 2200 Sand Hill Road, Menlo Park, CA 94025. To the knowledge of the Reporting Persons, the name, business address, citizenship, and principal occupation or employment of each director and officer of each of the Reporting Persons, and any other information concerning the Reporting Persons and other persons and entities as to which such information is required to be disclosed in response to General Instruction C to Schedule 13D are set forth in Schedule A to this Statement and incorporated herein by this reference.
Present principal occupation or employment: The principal business of the Reporting Persons is venture capital investments.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree of final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Row 6 of each Reporting Person's cover page to this Schedule 13D/A sets forth the place of organization of such Reporting Person and is incorporated by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Rows 11 and 13 of each Reporting Person's cover page to this Schedule 13D/A set forth the aggregate number of shares of common stock and percentages of the shares of common stock beneficially owned by such Reporting Person and are incorporated by reference. The percentage set forth in each row 13 is based upon 104,721,098 shares of common stock outstanding as of April 29, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on May 7, 2026.

The Reporting Persons' beneficial ownership of the Issuer's securities includes (i) 2,084,240 shares of common stock directly held by Lightspeed Select IV; (ii) 1,958,726 shares of common stock directly held by Lightspeed Select; and (iii) 2,058,884 shares of common stock directly held by Lightspeed VIII. Collectively, the Reporting Persons beneficially own an aggregate of 6,101,850 shares of common stock, which represents 5.8% of the Issuer's outstanding common stock.

LUGP Select IV serves as the sole general partner of LGP Select IV, which serves as the sole general partner of Lightspeed Select IV.

LUGP Select serves as the sole general partner of LGP Select, which serves as the sole general partner of Lightspeed Select.

LUGP VIII serves as the sole general partner of LGP VIII, which serves as the sole general partner of Lightspeed VIII. The securities held by Lightspeed VIII are deemed to be held on behalf of, and for the benefit of, Lightspeed VIII Trust. Lightspeed VIII Trustee is the trustee of Lightspeed VIII Trust.
Number of shares as to which each person has sole or shared power to vote or dispose: Rows 7 through 10 of each Reporting Person's cover page to this Schedule 13D/A set forth the number of shares of common stock as to which such Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition and are incorporated by reference.
Transactions in the class effected during the past sixty days:
Except as set forth below, none of the Reporting Persons has effected any transactions with respect to the securities of the Issuer during the past sixty days.

On June 8, 2026, LSVP VIII Trust made a pro rata in-kind distribution for no additional consideration of 2,058,884 shares of common stock held by Lightspeed VIII to the beneficiaries of LSVP VIII Trust, which consist of LGP VIII and the limited partners of Lightspeed VIII. Of the shares distributed by LSVP VIII Trust, LGP VIII received 551,521 shares and subsequently made a pro rata in-kind distribution for no additional consideration of such shares of common stock to its members.
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the securities beneficially owned by any of the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 Joint Filing Agreement

Exhibit 99.2 Schedule A

## Signatures
- Lightspeed Venture Partners Select IV, L.P.: /s/ Ravi Mhatre, See Note 1 (06/10/2026)
- Lightspeed General Partner Select IV, L.P.: /s/ Ravi Mhatre, By Lightspeed Ultimate General Partner Select IV, L.L.C., its General Partner, By Ravi Mhatre, Managing Member (06/10/2026)
- Lightspeed Ultimate General Partner Select IV, L.L.C.: /s/ Ravi Mhatre, By Ravi Mhatre, Managing Member (06/10/2026)
- Lightspeed Venture Partners Select, L.P.: /s/ Ravi Mhatre, See Note 2 (06/10/2026)
- Lightspeed General Partner Select, L.P.: /s/ Ravi Mhatre, By Lightspeed Ultimate General Partner Select, Ltd., its General Partner, By Ravi Mhatre, Director (06/10/2026)
- Lightspeed Ultimate General Partner Select, Ltd.: /s/ Ravi Mhatre, By Ravi Mhatre, Director (06/10/2026)
- Lightspeed Venture Partners VIII, L.P.: /s/ Ravi Mhatre, See Note 3 (06/10/2026)
- Lightspeed General Partner VIII, L.P.: /s/ Ravi Mhatre, By Lightspeed Ultimate General Partner VIII, Ltd., its General Partner, By Ravi Mhatre, Director (06/10/2026)
- Lightspeed Ultimate General Partner VIII, Ltd.: /s/ Ravi Mhatre, By Ravi Mhatre, Director (06/10/2026)
- LSVP VIII Trust: /s/ Ravi Mhatre, By Lightspeed Trustee VIII, LLC, its Trustee, By Ravi Mhatre, Member (06/10/2026)
- Lightspeed Trustee VIII, LLC: /s/ Ravi Mhatre, By Ravi Mhatre, Member (06/10/2026)
Comment: Note 1 By Lightspeed General Partner Select IV, L.P., its General Partner, By Lightspeed Ultimate General Partner Select IV, L.L.C., its General Partner, By Ravi Mhatre, Managing Member

Note 2 By Lightspeed General Partner Select, L.P., its General Partner, By Lightspeed Ultimate General Partner Select, Ltd., its General Partner, By Ravi Mhatre, Director

Note 3 By Lightspeed General Partner VIII, L.P., its General Partner, By Lightspeed Ultimate General Partner VIII, Ltd., its General Partner, By Ravi Mhatre, Director